UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72662 / July 24, 2014

Admin. Proc. File No. 3-15758

In the Matter of

PREMIER BEVERAGE GROUP CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Premier Beverage Group Corp., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Premier Beverage Group Corp. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Premier Beverage Group Corp. is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Lynn M. Powalski
Deputy Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Premier Beverage Group Corp.*, Initial Decision Rel. No. 611 (June 11, 2014), 109 SEC Docket 02, 2014 WL 936144. The stock symbol and Central Index Key number are PBGC and 1253557 for Premier Beverage Group Corp.

INITIAL DECISION RELEASE NO. 611
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15758

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ADS IN MOTION, INC., PREMIER BEVERAGE GROUP CORP., PULMO BIOTECH, INC., TRIMEDIA ENTERTAINMENT GROUP, INC., AND ZANETT, INC.	INITIAL DECISION AS TO PREMIER BEVERAGE GROUP CORP. June 11, 2014

APPEARANCES: David S. Frye and Kenneth Donnelly, Division of Enforcement, Securities and Exchange Commission

Richard A. Fisher for Premier Beverage Group Corp.

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on February 20, 2014, alleging that Respondent Premier Beverage Group Corp. (Premier) has securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and has not filed required periodic reports.[1] Premier filed a timely Answer on March 14, 2014, and participated in prehearing conferences held on March 19, 2014, and April 23, 2014.

The OIP alleged that Premier had made no periodic filings since it filed a Form 10-Q for the period ended September 30, 2012. Following the issuance of the OIP, Premier filed with the Commission:

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[1] The proceeding has ended as to all other Respondents named in the OIP. See Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Zanett, Inc., Ads in Motion, Inc., Exchange Act Release No. 71867, 2014 SEC LEXIS 1243 (Apr. 4, 2014); Initial Decision on Default as to Ads in Motion, Inc., Pulmo BioTech, Inc. and Trimedia Entertainment Group, Inc. and Order for Prehearing Conference, Ads in Motion, Inc., Initial Decision Release No. 581, 2014 SEC LEXIS 1107 (Mar. 21, 2014).

- Forms 10-K for the period ended December 31, 2012, on March 13, 2014; and for the period ended December 31, 2013, on May 28, 2014;

- Forms 10-Q for the period ended March 31, 2013, on April 22, 2014; for the period ended June 30, 2013, on May 14, 2014; for the period ended September 30, 2013, on May 15, 2014; and for the period ended March 31, 2014, on May 30, 2014;

- Amended Form 10-K (10-K/A) for the period ended December 31, 2012, on March 18, 2014; and

- Amended Forms 10-Q (10-Q/A) for the period ended September 30, 2013, on May 19, 2014; and for the period ended March 31, 2014, on June 2, 2014.

See also Tr. 6-7, 20-21.[2] During the prehearing conferences, the Division of Enforcement (Division) expressed its position that the registration of Premier's registered securities should be revoked despite Premier's recent filing of past-due reports because Premier has deprived the market of information about the company by repeatedly filing required reports very late and has been slow in filing past-due reports. Tr. 9-11, 22. Premier expressed its position, echoed in its Answer, that while it was delinquent in its periodic filings, it is not a shell company and now has funding to pay an auditor, and the registration of its securities should not be revoked if it caught up on its filings, which it has done since the second prehearing conference. Tr. 6-7, 27; Answer at 2-3.

At my request, the Division filed a Motion for Summary Disposition and Brief in Support (Motion) on May 19, 2014. See Ads in Motion, Inc., Admin. Proc. Rulings Release No. 1396, 2014 SEC LEXIS 1406 (Apr. 23, 2014); 17 C.F.R. § 201.250(a). The seventeen-page Motion includes a six-page Declaration of David S. Frye (Frye Declaration) with twenty-three exhibits:

Exhibit 1: excerpts from Premier's August 19, 2003, Form 10-SB-12G filing with the Commission;

Exhibit 2: a printout from www.otcquote.com showing the trading status of Premier's shares on February 12, 2014;

Exhibit 3: Premier's October 24, 2011, Form 8-K filing with the Commission;

Exhibit 4: stock transfer records from Corporate Stock Transfer, Inc. (CST), and declaration of CST's custodian of record;

Exhibit 5: a list of Premier's filings with the Commission between August 13, 2003, and May 18, 2014, in the Commission's Electronic Data Gathering, Analysis, and Retrieval database (EDGAR);

Exhibit 6: Premier's Notification of Late Filing on Form 12b-25 for the period ended December 31, 2011;

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[2] Citation is to the prehearing conference transcripts.

Exhibit 7: chart prepared by the Division and derived from Exhibit 5 concerning Premier's periodic filing history from December 31, 2011, through March 31, 2014, as of May 19, 2014;

Exhibit 8: May 13, 2013, delinquency letter sent by the Commission's Division of Corporation Finance (Corp. Fin.) to Premier, and return receipt showing delivery to Premier on May 15, 2013;

Exhibit 9: May 23, 2013, letter from Premier to Corp. Fin.;

Exhibit 10: August 15, 2013, letter from Premier to Corp. Fin.;

Exhibit 11: Premier's August 1, 2013, Form 8-K filed with the Commission;

Exhibit 12: September 5, 2013, letter from Premier to Corp. Fin.;

Exhibit 13: Premier's September 6, 2013, Form 8-K filed with the Commission;

Exhibit 14: May 15, 2014, email from Premier's counsel to the Division;

Exhibit 15: Order of Suspension of Trading in <u>Ads in Motion, Inc.</u>, Commission File No. 500-1, 2014 SEC LEXIS 596 (Feb. 20, 2014);

Exhibit 16: Premier's July 1, 2013, Preliminary 14C filed with the Commission;

Exhibit 17: Premier's July 15, 2013, Definitive 14C filed with the Commission;

Exhibit 18: screenshot, printed on November 21, 2013, from the Nevada Secretary of State's website showing Premier's corporate status;

Exhibit 19: screenshot, printed on May 14, 2014, from the Nevada Secretary of State's website showing Premier's corporate status;

Exhibit 20: screenshot, printed on May 14, 2014, of the "Our Team" page of Premier's corporate website;

Exhibit 21: Premier's December 2011, Company Presentation, downloaded from Premier's corporate website on May 16, 2014; and

Exhibits 22 and 23: tables prepared by the Division showing financial information collected from Premier's periodic reports filed with the Commission.

Premier filed an Opposition to the Motion (Opposition) on June 3, 2014, attaching one exhibit (Premier Exhibit): an unsigned complaint, which appears to have been filed in the U.S. District Court for the Southern District of Florida against Eric Brown (Brown), and mentions Premier as being involved in one of Brown's alleged stock manipulation schemes. <u>See</u> Complaint, <u>SEC v. Brown</u>, No. 14-cv-61197 (S.D. Fla. May 22, 2014), Electronic Case File No. 1 at ¶¶ 2, 11.

On June 6, 2014, the Division filed a Reply Brief in Support of the Motion (Reply); there are no attachments to the Reply.

I take official notice of Premier's filings with the Commission that are publicly available on EDGAR. See 17 C.F.R. § 201.323; Frye Declaration at 1 n.1, 5. I admit into evidence the materials attached to the Motion, Frye Declaration, Opposition, and Reply. See 17 C.F.R. § 201.320.

Facts and Positions of the Parties

The Division's Motion

The Division cites case law for the proposition that summary disposition is appropriate where, as here, there is no dispute that the registrant has failed to comply with Section 13(a) of the Exchange Act, and that the Commission has recognized that periodic reports are a primary tool used to protect investors. Motion at 5-6; see Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 441. The Division is emphatic that an Exchange Act Section "12(j) proceeding is not an invitation for delinquent filers to catch up; it is a remedial action to protect investors from conduct that strikes at the very core of investor protection – failure to make full, accurate, and timely disclosure." Motion at 8.

The Division maintains that Premier's failure to timely file periodic reports is serious, egregious, recurrent, and continuous. The Division describes a series of events since a reverse merger on October 19, 2011, that changed the name of the company to Premier, and caused Fouad Kallamni to obtain a controlling interest with 51.5% of Premier's outstanding shares and to become Premier's president. Id at 1-2, 13. Prior to these events, Premier made timely filings; however, in the more than two years since the reverse merger, Premier has failed to file a single periodic report on time and has filed just one Form 12b-25 seeking an extension of time to make periodic filings. Id. at 2, 8-9; Frye Declaration, Ex. 7.

From October 19, 2011, to the February 20, 2014, initiation of this proceeding, Premier has indicated in several filings and communications to Corp. Fin. that it would make filings, but it did not do so. Motion at 2-3; Frye Declaration, Exs. 6-13. Specifically, the Division describes Premier's response to a May 13, 2013, letter from Corp. Fin. about Premier's filing delinquency, to which Premier repeatedly made false promises that it would catch up on its past-due filings by certain dates. Motion at 2-3. The Division likens these failures to meet self-imposed deadlines to Premier's failure to become current by May 15, 2014, as it promised during both prehearing conferences. Id. at 4; see also Tr. 6, 21, 23-24.

Arguing that Premier exhibited a high degree of culpability, the Division points again to Premier's failure to file Forms 12b-25, and also to Premier's violations and those of its officers – not alleged in the OIP – as providing further evidence of Premier's culpability. Specifically, the Division charges that: (1) Premier's officers and directors, and its president and principal shareholder violated their individual reporting requirements under Exchange Act Sections 16(a) and 13(d); and (2) Premier violated Exchange Act Sections 14(a) and/or 14(c) relating to proxy statements and Exchange Act Rules 12b-25 and 13a-11. Motion at 10. The Division charges that Premier only filed one of ten Notifications of Late Filings on Form 12b-25, as required by Exchange Act Rule 12b-25. Id. at 12. The Division refers to Premier's website and to the Nevada Secretary of State website on or before November 21, 2013, which it asserts show that

Premier held out Jon Buttles (Buttles) as its chief financial officer and treasurer. Id.; Frye Declaration Exs. 18-21. The Division claims that Premier did not file a Form 8-K disclosing Buttles's appointment, thus violating Exchange Act Section 13(a) and Exchange Act Rule 13a-11. Motion at 12-13. See A-Power Energy Generation Sys., Ltd., Exchange Act Release No. 69439 (Apr. 24, 2013), 106 SEC Docket 66970, 66973-74 & n.27.

The Division considers Premier's efforts to remedy past violations as "too little too late." Motion at 14-15. It also does not think Premier's promises to timely file periodic reports going forward are credible because, it "has not had a profitable quarter since" the end of 2011, and exhibits a trend of stagnant revenues and substantial losses. Id. at 15; see Frye Declaration, Ex. 22.

The Division notes the factors applicable to determining what actions Exchange Act Section 12(j) allows as necessary or appropriate for the protection of investors, where there has been a failure to file required periodic reports, and concludes that revocation of Premier's registered securities is appropriate. It argues that: (1) the violations are very serious; (2) the violations were recurrent; (3) Premier knew its obligations and was therefore culpable; (4) Premier's recent filings that occurred only after several warnings, the initiation of an administrative proceeding, and suspension of trading in its securities do not show a willingness to abide by the periodic requirements going forward; and (5) on these facts Premier's assurances against future violations are not persuasive. Motion at 7-15; Gateway, 88 SEC Docket at 439; see also Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979). Finally, the Division believes revocation would reinforce the crucial deterrent function of the delinquent filings program, citing Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13501. Motion at 16.

Premier's Opposition

Premier challenges the Division's arguments that it is an egregious violator with irresponsible management, and that revocation of its registered securities is necessary or appropriate for the protection of investors. Opposition at 2. Premier represents that it is current in its periodic filings as of May 30, 2014, and maintains that it has not used this proceeding "as an invitation to catch up" or an extension of time to file delinquent reports. Id. at 4, 9.

Premier claims that it was "completely blindsided by a person now exposed as a stock manipulator who failed to honor a substantial funding commitment that was the Company's life blood," referring to the facts underlying SEC v. Brown. Id. at 3. Premier claims that Brown defaulted on an obligation to provide Premier with $200,000, which caused Premier irreparable harm.[3] Premier represents that it cooperated with the Commission and criminal investigators regarding the investigation of Brown, and blames Brown's scheme for impairing Premier's ability to timely file periodic reports. Id. at 3. According to Premier, Brown's "unexpected and fraudulent funding default *required* the Company to be current in its filings" so that it could raise the capital needed to operate. Id. at 4 (emphasis in original).

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[3] The Division considers Brown an unrelated proceeding. Reply at 4 n.1.

Premier distinguishes the Commission's opinion in <u>Absolute Potential, Inc.</u>, Exchange Act Release No. 71866, 2014 SEC LEXIS 1193 (Apr. 4, 2014). Opposition at 4-5. In <u>Absolute Potential</u>, the Commission agreed with the Administrative Law Judge that revocation of the registration of the issuer's (Absolute) securities was justified, even though Absolute had filed all past-due reports after institution of the administrative proceeding against it. 2014 SEC LEXIS 1193, at *16-20. Premier insists that it is different from Absolute because: it is not a shell company, but is operating a real business that serves real customers; while one person owned nearly all of Absolute's shares, Premier's founder and president owns just 51% of its shares; an administrative proceeding was commenced against Absolute over five years after Corp. Fin. sent it a delinquency letter while Premier filed its 2011 Form 10-K within six months after receiving a delinquency letter; Premier had many fewer overdue periodic filings than Absolute had; and Premier has available funds to support timely filings going forward, unlike Absolute. Opposition at 4-5.

Premier argues that it did not incorrectly fail to file Forms 12b-25, because it "did not anticipate being able to file the applicable reports within" the period described on the form. <u>Id.</u> at 6. It also challenges the Division's charge that it violated Sections 14(a) and/or (c) of the Exchange Act by not announcing the appointment of Buttles as its treasurer and chief financial officer by denying that it has ever appointed a chief financial officer. <u>Id.</u> at 7-8. Premier also denied these charges by arguing that company counsel, who maintains the title of "secretary," was not required to file a Form 3. <u>Id.</u> at 8.

Premier clarifies that it has not previously provided assurances of future compliance with the securities laws, but has promised to become current in its periodic filings. <u>Id.</u> at 9. It continues that it "plans to timely file its Exchange Act reports in the future notwithstanding." <u>Id.</u> at 10. It disagrees with the Division that its financial state suggests future non-compliance, asserting that many public companies never have a profitable quarter and rely on infusions of cash from sales of shares of stock and from the issuance of notes, and deems the Division "unqualified to judge whether or not [its] business model is viable." <u>Id.</u>

Premier concludes that it has shown commitment to compliance with the Exchange Act and asks that the Motion be denied and that there be no revocation of the registration of Premier's securities. <u>Id.</u> 12-13.

The Division's Reply

In its Reply, the Division discusses <u>Absolute Potential</u> and its articulation of "a strong presumption in favor of revocation." Reply at 2 (quoting 2014 SEC LEXIS 1193, at *24). The Division also: states that the Motion's discussion of Premier's poor financial situation is important to an analysis of the <u>Gateway</u> factors; accuses Premier of expressing a "dismissive attitude toward this proceeding"; and argues that the Opposition exhibits a failure by Premier to take blame for its filing delinquencies, to recognize the wrongful nature of its conduct, and to provide assurances against future violations. <u>Id.</u> at 2-5. It also denies Premier's suggestion that the filing of Forms 12b-25 and certain forms pursuant to Sections 14(a) and (c) of the Exchange Act is optional. <u>Id.</u> at 5. The Division maintains that there is no exception in the Exchange Act for companies that have a sole director and controlling shareholder from filing the proxy or information statement, and that Nevada law requires that single member boards of directors elect at least one-fourth of the board annually. Id. at 5-6.

Findings and Conclusions

The findings and conclusions herein are based on the entire record. I applied preponderance of the evidence as the standard of proof. See Steadman v. SEC, 450 U.S. 91, 102 (1981). I have considered and rejected all arguments and proposed findings and conclusions that are inconsistent with this Initial Decision.

Motion for Summary Disposition and Violations

A motion for summary disposition is appropriate because there is no genuine issue with regard to any material fact and the Division is entitled to summary disposition as a matter of law. See 17 C.F.R. § 201.250(b). Premier does not contest allegations that it has securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it failed to timely file Forms 10-K for 2012 and 2013 and Forms 10-Q for 2013. Failure to file these reports is a violation of Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13, regarding the filing of annual and quarterly reports, respectively. Moreover, Premier did not request an in-person hearing, making a decision on the papers appropriate.

Sanction

Given Premier's violation, a sanction will be imposed against it if in the public interest:

> The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder.

15 U.S.C. § 78*l*(j).

The criteria the Commission applies in making public interest determinations includes: (1) the seriousness of the violation; (2) whether the violations are isolated or recurrent; (3) the degree of culpability involved; (4) the extent of efforts to remedy past violations and ensure future compliance; and (5) the credibility of assurance against future violations. Gateway, 88 SEC Docket at 438-39; see also Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), aff'd 450 U.S. 91 (1981).

"The reporting requirements of the [Exchange Act] is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities." SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Here, required periodic reports were not filed, thereby concealing material information from investors. The violations were serious because investors lacked information, including audited financial statements for 2012 and 2013. The communications between Corp. Fin. and Premier in 2013 show that Premier's management was aware of its delinquency, yet waited a year to cure it, suggesting a high degree of culpability. Premier's late filings deserve recognition, but are not persuasive of future compliance. See Gateway 88 SEC Docket at 440; e-Smart Tech., Inc., 57 S.E.C. 964, 969-70 (2004).

In my judgment, on these facts, each Gateway factor supports application of a serious sanction, and Premier has failed to put forth "a strongly compelling showing with respect to other factors," that puts it outside the strong presumption for revocation where an issuer has a recurrent failure to file periodic reports. Impax Labs., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252; see Absolute Potential, 2014 SEC LEXIS 1193, at *24, 25-26 ("[A]n issuer's subsequent attempts to file delinquent reports and remain in compliance with its reporting obligations are important factors to be considered in determining whether to revoke an issuer's securities registration.").

I recognize the effort and expense that Premier undertook to return to compliance, but public companies operate under a regulatory scheme engineered to protect investors and Premier has not shown that it can meet those requirements. The differences that Premier points to, which it claims make its situation different from that of Absolute, are not material differences. Opposition at 4-5. The determinative facts are that Premier has not filed a timely periodic report after the present management took control in October 2011. As of May 19, 2014, Premier had not timely filed annual reports on Forms 10-K for calendar years 2011 and 2012 and had not filed a Form 10-K for 2013. Frye Declaration, Ex. 7. It had not timely filed six quarterly reports on Form 10-Q, and had not filed a Form 10-Q for the period ended March 31, 2014, that was due May 15, 2014. Three of those required periodic reports were filed over a year late. Id. When this proceeding was instituted on February 20, 2014, the most recent financial information (unaudited) available to the public was in a Form 10-Q for the period ended September 30, 2012. OIP at 2.

Premier blames the lack of financial resources, not a recalcitrant attitude on the part of management for its failure to file timely periodic reports; however, the evidence is that its precarious financial situation might well continue its present predicament. Opposition at 12. For example, Premier reported a net income loss of $204,359 in the year ended December 31, 2011, and a net income loss of $482,690 for the year ended December 31, 2012. Frye Declaration, Ex. 22. Premier experienced net income losses in each reportable quarter in 2012 and 2013 that ranged between $53,584 and $383,850. Id. Premier's Form 10-K for the period ended December 31, 2013, due March 31, 2014, and filed on May 28, 2014, states, "Our inability to raise equity capital to support our 2013 operating plans and production of our products, along with our current working capital deficiency, continues to raise substantial doubt about our ability to continue as a going concern."[4] Form 10-K for 2013 at 25; see Frye Declaration, Ex. 7. Premier's Form 10-K for 2013 also states:

> We currently have insufficient working capital to carry on normal day-to-day operations. Although we continue to serve customers on a limited basis from

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[4] Nearly identical statements appear in Premier's Forms 10-K for 2011 and 2012.

existing inventory, we are unable to purchase additional inventory or actively market our products to new accounts. We have no payroll, and consulting fee obligations are being accrued. Our principal focus since the end of the first quarter of 2012 has been finding additional capital, while maintaining a baseline level of our beverage operations. There can be no assurance that such capital will be available as necessary to meet our working capital requirements or, if the capital is available, that it will be on reasonable terms acceptable us [sic]. The issuances of additional equity securities by the Company will result in dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments. If we are unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected.

Form 10-K for 2013 at 4.

For all the reasons stated, I conclude that it is both necessary and appropriate for the protection of investors to revoke the registration of Premier's registered securities.

Order

I ORDER that the Division of Enforcement's Motion for Summary Disposition is GRANTED and that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Premier Beverage Group Corp. is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party. 17 C.F.R. § 201.360(b)(1).

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Brenda P. Murray
Chief Administrative Law Judge